

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2012

Via E-Mail
Robert Quartermain
Chief Executive Officer
Pretium Resources, Inc.
570 Granville Street, Suite 1600
Vancouver, British Columbia, V6C 3PI

> **Re:** **Pretium Resources, Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **File No. 001-35393**

Dear Mr. Quartermain:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Consolidated Financial Statements

Interim Financial Information

1. We note your interim results for the period ended June 30, 2012 were provided to the Canadian Securities Regulatory Authority and were available on SEDAR on August 2, 2012. Please furnish this information in a Form 6-K as required by Instruction B to Form 6-K or tell us why such information is not required to be furnished.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at 202-551-3727 or Brian Bhandari, Accounting Branch Chief at 202-551-3390 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining